Exhibit 99.1

Canadian National Railway Company

SHARE UNITS PLAN

Effective as of January 27, 2004

Amended January 25, 2005

Amended January 23, 2007

Amended March 4, 2008

Amended January 1, 2011

Amended January 30, 2014

Amended October 21, 2014

Amended January 29, 2015

Certified true copy as filed

with the corporate records of

Canadian National Railway Company

Per:	/s/ Sean Finn
Sean Finn
Executive Vice-President, Corporate Services
and Chief Legal Officer

SHARE UNITS PLAN

1.	PURPOSE OF THE PLAN

The Plan is designed to attract and retain the services of selected employees of the Company who are in a position to make a material contribution to the successful operation of the business of the Company or any of the Subsidiaries.

2.	DEFINITIONS

For the purposes of the Plan, the terms contained in this Section shall have the following meanings:

“Affiliate” means an affiliate of the Company, as defined by the Committee.

“Alternative Award” has the meaning ascribed thereto in Section 7.3 hereof.

“Award” means an award of Share Units.

“Award Agreement” means a written agreement evidencing an award of Share Units under the Plan signed and returned by the Participant within the time frame prescribed by the Company.

“Award Date” means the date on which an Award is made as approved pursuant to Section 7.1 of the Plan and evidenced in the Award Agreement.

“Award Remittance” means the remittance of Shares pursuant to Section 8 of the Plan and subject to the terms and conditions of the Award Agreement.

“Award Remittance Date” means any date that may be established by the Committee and stated in the Award Agreement, being understood that if such date falls within a Blackout Period, “Award Remittance Date” means as soon as possible after the end of such Blackout Period.

“Blackout Period” means a period self-imposed by the Company or imposed by a regulatory authority during which Participants shall not trade the securities of the Company.

“Board” shall mean the Board of Directors of the Company.

“Cause” means (i) the failure by a Participant to perform substantially his or her duties as an employee of the Company, (ii) the Participant’s engaging in misconduct that has caused or could reasonably be expected to be injurious to the Company in any way, including, but not limited to, by way of damage to its reputation or standing, (iii) the Participant’s breach of fiduciary duty or fraud with respect to the Company, (iv) the Participant’s having been indicted for or convicted of, or entered a plea of guilt to a crime punishable by indictment or summary conviction, (v) the breach by the Participant of any written covenant or agreement with the Company not to disclose or misuse any information pertaining to, or misuse any property of, the Company or not to compete or interfere with the Company, including non-solicitation undertakings, (vi) violation of any written policy, program or code of the Company or (vii) the commission by the Participant of another serious offence against the Company. All references to the Company in this paragraph also includes any Affiliate.

“Change of Control” means any of the following events:

(i)	in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Shares outstanding being made (other than by the Company or an employee benefit program established or maintained by the Company);
(ii)	approval by the Company’s shareholders of:
a)	an amalgamation, merger or consolidation of the Company with or into another company (other than an amalgamation, merger or consolidation the definitive agreement for which provides that at least 51% of the directors of the surviving or resulting company immediately after such transaction are Continuing Directors (a “Non-Material Transaction”)); or
b)	a plan of liquidation or dissolution of the Company; or
(iii)	if during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board (the “Continuing Directors”) cease for any reason following a Non-Material Transaction to constitute at least 51% of the board of directors of the surviving or resulting company; provided that any individual whose appointment, election or nomination for election as a member of the Board (or, following a Non-Material Transaction, the board of directors of the surviving or resulting company) was approved by a vote of at least 51% of the Continuing Directors then in office shall be considered a Continuing Director.

“Committee” shall mean the Human Resources & Compensation Committee of the Board which may delegate any of its powers hereunder to the Chairman of the Human Resources & Compensation Committee acting together with the Executive Vice-President Corporate Services and Chief Legal Officer or the Vice-President, Human Resources.

“Company” shall mean Canadian National Railway Company or a successor entity.

“Continuing Director” has the meaning ascribed thereto in the definition of “Change of Control” above.

“Designated Management Employees” shall mean management employees of the Company or any Subsidiary who have been designated by the Committee to participate in the Plan.

“Disability” means, with respect to an individual, a physical or mental impairment sufficient to make such individual eligible for benefits under a long-term disability policy or program sponsored by the Company or a Subsidiary.

“Non-Material Transaction” has the meaning ascribed thereto in the definition of “Change of Control” above.

“Participant” means an eligible Designated Management Employee, as selected by the Committee, who has been awarded Share Units under the Plan which have not all been cancelled.

“Performance Vesting Criteria” shall mean the performance vesting criteria approved by the Committee and evidenced in the Award Agreement. Performance Vesting Criteria may include remittance conditions set forth in this Plan and in the Award Agreement (such as, but not limited to, the minimum share price condition, termination of employment vesting conditions and non-compete vesting conditions) and Performance Vesting Factors, at the discretion of the Committee.

“Performance Vesting Factor” means a percentage applied to the Share Unit, at the end of the Plan Period, as established by the Committee and evidenced in the Award Agreement.

“Performance Share Unit” shall mean a right which may be earned by a Participant at the end of the Plan Period to receive an Award Remittance, in accordance with the terms and conditions of the Plan, when the Award Remittance is conditional upon the achievement of Performance Vesting Criteria. For more certainty, all outstanding Restricted Share Units issued prior to January 30, 2014, for which the Award Remittance is conditional upon the achievement of Performance Vesting Criteria, are deemed to be Performance Share Units.

“Plan” means this Share Units Plan as set forth herein and as it may be amended from time to time.

“Plan Period” means the period established by the Board or the Committee with respect to Share Units and evidenced in the Award Agreement.

“Resignation for Good Reason” means, in the context of a Change of Control, the resignation of a Participant following the occurrence of any of the following condition(s), without the prior written consent of the Participant, which condition(s) remain in effect more than thirty (30) days after written notification by the Participant to the Company (such notification to be made within a period not to exceed ninety (90) days from the initial existence of the condition): (i) the requirement that the Participant relocate his or her office or home base to a location that is outside a 100 kilometer radius of his or her office or home base immediately prior to the Change of Control; or (ii) the assignment to the Participant of a set of responsibilities and/or the employment or continued employment of the Participant on terms and conditions that are not the Substantial Equivalent of such Participant’s set of responsibilities and/or terms and conditions of employment in effect immediately prior to the Change of Control.

“Restricted Share Unit” shall mean a right which may be earned by a Participant at the end of the Plan Period to receive an Award Remittance, in accordance with the terms and conditions of the Plan, when the Award Remittance is not conditional upon the achievement of Performance Vesting Criteria.

"Retirement" means, with respect to an award of Options made to a Participant:

(i) if such award was granted on or after January 29, 2015, that the Participant has terminated his or her employment with the Company or one of its Subsidiaries and that upon the Participant’s last day of work he or she has reached fifty-five (55) years of age, completed a minimum of five (5) years of continuous service as an employee of the Company or one of its Subsidiaries and has not been terminated for cause (other than mental or physical incapacity); or

(ii) if such award was granted before January 29, 2015, the cessation of employment entitling the Participant to receive an immediate pension benefit under a Company pension plan or the Railroad Retirement Act (U.S.), except in the case of a termination for cause (other than mental or physical incapacity).

Notwithstanding the foregoing, the President and Chief Executive Officer of the Company may, at his discretion, on an individual basis, waive or reduce any continuous service condition and any age condition under a Company pension plan or the Railroad Retirement Act (U.S.) to not lower than fifty-five (55) years of age.

“Share” shall mean a common share of the Company, as adjusted pursuant to Section 11.

“Share Unit” shall mean any Performance Share Unit or Restricted Share Unit granted pursuant to this Plan.

“Subsidiary” shall mean a body corporate that is a subsidiary of the Company within the meaning of Subsection 2(5) of the Canada Business Corporations Act.

“Substantial Equivalent” means, with respect to a Participant:

(i)	a set of responsibilities that are

a)	commensurate with such Participant’s professional training and experience; and
b)	in all material respects, equivalent to or better than the set of responsibilities of such Participant; and
(ii)	terms and conditions of employment that:
a)	include an annual base salary rate and annual cash incentive compensation opportunity that are each equal to or greater than such Participant’s annual base salary rate and annual cash incentive compensation opportunity,
b)	include overall additional compensation and benefits that are substantially equivalent to or better than the additional compensation and benefits of the Participant, and
c)	are otherwise substantially equivalent to or better than the terms and conditions of such Participant.

“Termination Date” shall mean, in respect of a Participant, subject to Section 12, the effective date of a Participant’s Retirement, the date on which the Participant reverts to an unionized position, or the date on which the Participant has ceased to be employed by the Company or any Subsidiary thereof for any reason whatsoever, including involuntary termination without Cause, termination for Cause, resignation, Disability or death of the Participant.For greater clarity, Termination Date shall refer to the last date of work for which the Participant received regular pay or held a non-unionized position.

3.	ELIGIBILITY

The Committee shall determine, from time to time, the Designated Management Employees entitled to participate in the Plan.

4.	PLAN AWARDS

The Committee, in its sole discretion, shall select those Designated Management Employees to whom Awards shall be made under the Plan and the Performance Vesting Criteria applicable to such Awards and any other condition relating to the Awards that are consistent with the Plan and that the Committee deems appropriate. Designated

Management Employees may be selected and Awards made at any time during a Plan Period. Designated Management Employees do not have to be selected and Awards do not have to be made at the same time by the Committee. Any Award made to a Participant shall not obligate the Committee to make subsequent Awards to that Participant or to any other Participant.

5.	ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Committee, the whole subject to applicable corporate and securities law requirements. The Committee shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations (including those with respect of meetings by telephone) and to make such other determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Committee shall be final, conclusive and binding on all persons, including but not limited to the Participants and their beneficiaries and legal representatives, the Company and its Subsidiaries, their employees and shareholders. All expenses of administration of the Plan shall be borne by the Company, including any reasonable brokerage fees relating to the purchase of the Shares under the Plan. The Company shall not pay or be responsible for brokerage or other fees incurred by Participants in respect of the disposition of any other Shares or holding Shares in a brokerage account, unless otherwise indicated in the Award Agreement.

6.	AWARD AGREEMENT

All Share Units awarded under this Plan shall be evidenced by an Award Agreement. The Award Agreement shall be subject to the applicable provisions of the Plan and shall contain such provisions as are required by the Plan and other provisions which the Committee may direct. The Executive Vice-President Corporate Services and Chief Legal Officer or the Vice-President, Human Resources is authorized and empowered to execute on behalf of the Company and deliver any Award Agreement to a Participant. The Award Agreement must be signed and returned by the Participant (including by means of electronic acknowledgment) within the time frame prescribed by the Company at the time of the Award. Subject to the Committee’s discretion, the default by a Participant to sign and return an Award Agreement in the prescribed time frame may result in the cancellation of the Award.

7.	SHARE UNITS

7.1 Awards

The Committee approves Awards to the President and Chief Executive Officer. The Committee also approves Awards to Grades B to F Participants in the amounts recommended by the President and Chief Executive Officer of the Company. The Committee approves Awards to other Participants in an aggregate amount also recommended by the President and Chief Executive Officer of the Company.

The Committee may, within the guidelines set above, at any time during a Plan Period, approve Awards to:

(i)	any person not previously a Participant who is appointed to a senior management position with the Company or a Subsidiary; and
(ii)	any person who is a Participant but is promoted to a more senior management position with the Company or a Subsidiary than the position held by the Participant at the beginning of the Plan Period.
7.2	Performance Vesting Criteria

The Committee may establish the Performance Vesting Criteria which must be met in order for an Award Remittance to be made, in whole or in part, and the corresponding Performance Vesting Factors to be used in the computation of the Award Remittance for any given Participant’s Performance Share Units. The Performance Vesting Criteria and Performance Vesting Factors are set forth in the Award Agreement.

7.3	Change of Control

Notwithstanding anything to the contrary in this Plan, in the context of a Change of Control:

(i)	Unless otherwise determined by the Board, Share Units which are not converted into or substituted by an Alternative Award of a successor entity, shall vest immediately prior to the consummation of the transaction constituting a Change of Control, on a pro-rated basis. Such pro-rated basis shall be determined by the Board, taking into account the applicable Performance Vesting Criteria, as well as the number of days in the Plan Period occurring prior to the Change of Control. The vested Share Units shall be remitted within thirty (30) days thereafter, subject to Award Remittance Date limitations. For the purposes of this Plan, an “Alternative Award” must, in the opinion of the Board:
a)	be based on shares that are traded on an established Canadian or U.S. securities market;

b)	provide the Participant (or each Participant in a class of Participants) with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Share Units, including, but not limited to, an identical or better vesting schedule and identical or better timing and methods of payment; and
c)	have substantially equivalent economic value to such Share Units (determined at the time of the Change of Control).
(ii)	If Alternative Awards are available and a Participant is terminated without Cause or submits a Resignation for Good Reason, within twenty-four (24) calendar months after a Change of Control, all outstanding Alternative Awards shall vest and become remittable upon such termination or resignation, on a pro-rated basis. Such pro-rated basis shall be determined by the Board, taking into account the applicable performance criteria, as well as the number of days in the Performance Period occurring prior to the termination or resignation. The vested Alternative Awards shall be distributed within thirty (30) days of the termination or resignation or on such later date as may be agreed by the Participant. All Alternative Awards not so vested shall be cancelled forthwith as of the date of the termination or resignation.
(iii)	Notwithstanding anything to the contrary in this Section 7.3, in special circumstances, the Board may, in its sole discretion, accelerate the vesting and payment of all or any portion of the outstanding Share Units immediately prior to the consummation of the transaction constituting a Change of Control.
8.	AWARD REMITTANCE

Subject to the Performance Vesting Criteria being met at the end of the Plan Period, the Award Remittance shall correspond to the number of Share Units awarded to a Participant multiplied by the Performance Vesting Factor, as set forth in the applicable Award Agreement. Subject to applicable tax withholdings, the Participant or his or her beneficiary shall be remitted on the Award Remittance Date, a number of Shares corresponding to the Award Remittance purchased on the open market by an independent investment dealer designated by a third party and who is a member of the Toronto Stock Exechange or New York Stock Exchange or such stock exchange. . Upon such remittance, the corresponding Share Units shall be cancelled.

9.	TERMINATION OF EMPLOYMENT
9.1	Resignation, Termination for Cause or Reverting to Unionized Position

If a Participant resigns (other than in the case of a Resignation for Good Reason), is terminated for Cause, or reverts to a unionized position prior to the end of the Plan Period, all Share Units previously awarded to the Participant and in respect of which no Award Remittance has been made on the Award Remittance Date, shall be forfeited, shall cease to be held by the Participant and shall automatically be cancelled on the Termination Date.

9.2	Involuntary Termination Without Cause, Death or Disability

If a Participant ceases to be an employee of the Company prior to the end of the Plan Period by reason of involuntary termination without Cause (other than following a Change of Control), death or Disability, any Award in respect of which no Award Remittance has been made under the Plan shall be remitted pursuant to Section 8 but using a pro-ration factor computed as follows:

(i)	the number of completed years between the Award Date and the Termination Date, rounded to the next complete year when at least nine months have elapsed in a fractional year divided by

(ii)	the number of years covered by the Plan Period.
9.3	Retirement

If a Participant ceases to be an employee of the Company prior to the end of the Plan Period by reason of Retirement, on the Termination Date, Share Units previously awarded to the Participant shall not be affected and Award Remittance shall be made pursuant to Section 8, subject to the terms and conditions of the applicable Award Agreement(s).

9.4	Leave of Absence Without Pay

If, during the Plan Period, a Participant is granted a leave of absence without pay for a period greater than six months, any Award in respect of which no Award Remittance has been made under the Plan shall be remitted pursuant to Section 8 but using a pro-ration factor computed as follows:

(i)	the number of completed years (periods of twelve months) of service during the Plan Period excluding period(s) of leave of absence without pay divided by

(ii)	the number of years covered by the Plan Period.
10.	COMMITTEE DISCRETION

Notwithstanding any other provision of the Plan or any Award Agreement thereunder, the Committee may, at its discretion and in exceptional circumstances which were not anticipated when the original Performance Vesting Criteria were set, at any time prior to the Award Remittance of a Participant’s Share Units, adjust the performance vesting or any other condition as may be deemed appropriate.

11.	ADJUSTMENTS

In the event that the Shares shall be subdivided or consolidated into a different number of Shares, the number of Share Units then held by a Participant shall be adjusted by replacing such number by a number equal to the number of Shares which would be held by the Participant immediately after the subdivision or consolidation, had the Participant held a number of Shares equal to the number of Share Units on the record date fixed for such subdivision or consolidation.

In the event that the outstanding Shares shall be changed into or exchanged for a different number or kind of shares of the Company or of another company, whether through an arrangement, amalgamation or other similar statutory procedure, or a share recapitalization, then there shall be substituted for each Share referred to in the Plan the kind of shares into which each outstanding Share shall be so changed or for which each such Share shall be exchanged and an equitable adjustment shall be made, if required, in the number of Share Units then held by a Participant, such adjustment, if any, to be reasonably determined by the Committee and to be effective and binding for all purposes.

Should there be any change, other than as specified above in this section, in the number or kind of outstanding Shares or of any shares into which such Shares shall have been changed or for which they shall have been exchanged, then there shall be substituted for each Share referred to in the Plan or for each share into which such Share shall have been so changed or exchanged, the kind of shares into which each outstanding Share or each such share shall be so changed or exchanged and an equitable adjustment shall be made, which may be in the number of Share Units then held by a the Participant in the number of Shares or any shares into which such Shares shall have been changed or exchanged, such adjustment to be reasonably determined by the Committee and to be effective and binding for all purposes.

In the case of any such substitution, change or adjustment as provided for in this section, the variation shall generally require that the dollar value of the Share Units then held by a Participant prior to such substitution, change or adjustment will be proportionately and appropriately varied so that it be equal to such dollar value after the variation.

12.	NO IMPLIED RIGHTS; NO RIGHT TO CONTINUED EMPLOYMENT

Except as specifically herein provided, no Participant or other executive officer or employee of the Company shall have any claim or right to be awarded Share Units.

Under no circumstances shall Share Units be considered Shares nor shall they entitle any Participant to receive cash dividends on the Shares, to exercise voting rights or any other rights attaching to the ownership or control of Shares, nor shall any Participant be considered the owner of any Shares to be delivered under the Plan until Shares are remitted to such Participant as specifically provided herein.

Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued employment with the Company or one of its Subsidiaries and shall not interfere with any right of the Company to terminate the employment of any Participant. The payment of or any obligation, at law or otherwise, to pay any sum of money in cash in lieu of notice of the termination of employment shall not be considered as extending the period of employment for the purposes of the Plan. Moreover, the Share Units awarded hereunder shall not be deemed to be compensation for the purpose of calculation of any sum of money in cash in lieu of termination of employment.

The Company shall not be obligated to award any Share Units, make any Award Remittance or take any other action if, in the opinion of the Committee exercising its discretion, such action would constitute a violation by a Participant or the Company of any provision of any applicable valid statutory or regulatory enactment of any government or government agency or stock exchange having jurisdiction over the Company or a Participant. Each Participant shall agree, as a condition of being awarded Share Units under the Plan, to comply with all such statutory or regulatory requirements and to furnish the Company with all information and undertakings as may be required to permit such compliance.

13.	REORGANIZATION OF THE COMPANY

The existence of any Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

14.	DESIGNATION OF A BENEFICIARY

To the extent permissible by law, a Participant may, by written notice to the Executive Vice-President Corporate Services and Chief Legal Officer or the Vice-President, Human Resources, designate a person to receive the benefits payable under the Plan on the Participant’s death, and may also by written notice to the Executive Vice-President Corporate Services and Chief Legal Officer or the Vice-President, Human Resources, alter or revoke such designation from time to time, subject always to the provisions of any applicable law. Such written notice shall be in such form and shall be executed in such manner as the Committee in its discretion may from time to time determine.

15.	WITHHOLDING TAXES

The Company may withhold or instruct a third party to withhold any Shares to be remitted or any payment to or for the benefit of a Participant to comply with the applicable minimum statutory withholding provisions of any federal, provincial, state or local law relating to the withholding of tax or the making of any other source deductions. The Company may request, in its sole discretion, a third party to sell Shares purchased on behalf of Participants and remit the proceeds of the sale to the Company for applicable withholding provisions described in this Section 15. Participants should consult their own tax advisors with respect to this Plan.

16.	TRANSFERABILITY

The rights or interests of a Participant under the Plan shall not be assignable or transferable, otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death and such rights or interests shall not be encumbered.

17.	AMENDMENTS, SUSPENSION OR TERMINATION OF THE PLAN

The Committee may in its discretion, from time to time amend, suspend or terminate the Plan in whole or in part or, in accordance with Section 10 of the Plan, amend the terms of the Share Units awarded. In addition, the Committee may, in its discretion, from time to time, suspend or terminate the terms of Share Units awarded in exceptional circumstances which were not anticipated when the original Performance Vesting Criteria were set. However, any such amendment, suspension, or termination shall not adversely affect the accrued rights of any Participant at the time of such amendment, suspension or termination, without the written consent of the affected Participant.

18.	GOVERNING LAW

The Plan shall be governed and interpreted in accordance with the laws in force in the Province of Quebec and the laws of Canada applicable therein.